For Immediate Release 11 December 2007

CADBURY RAISES CONFECTIONERY GUIDANCE FOR 2007

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2007. The preliminary results for 2007 will be announced on 19 February 2008.

HIGHLIGHTS

•	Continued strong sales momentum in confectionery

•	Confectionery cost reduction and pricing actions proceeding to plan

•	Expect confectionery revenue growth above goal range of 4% — 6% and modest margin improvement in 2007

•	Americas Beverages continued out-performance in challenging markets: revenues expected to be 4% — 5% ahead in 2007

•	Demerger process on track

Todd Stitzer, Cadbury Schweppes CEO said: “Our continued strong confectionery performance reflects sustained investment behind growth and capabilities combined with a recovery in UK chocolate. While the economic outlook for 2008 is uncertain, we are confident that our trading momentum will carry on into the New Year, supported by our confectionery growth and efficiency initiatives.”

CONFECTIONERY

Trading Performance
Since our Interim Management Statement on 10 October 2007, our confectionery trading performance has continued to be strong across key markets, particularly in Great Britain and the US. We are making good progress with our cost reduction initiatives and have recently implemented price increases in many of our confectionery markets to offset continued sharp rises in food commodity costs.

In Britain, Ireland, the Middle East and Africa (BIMA), we have seen buoyant confectionery category growth in Britain and strong growth in our emerging market operations in Africa. Our chocolate business in Britain has recovered share in recent months, benefiting from the re-launch of Wispa, marketing investment behind Cadbury Dairy Milk and a positive start to the important Christmas season. In addition, the gum market in Britain has continued to grow strongly. In our emerging market operations, South Africa is having another excellent year with strong growth in chocolate and gum.

Our Europe region is expected to deliver good revenue performance, driven by strong gum category momentum across the region and share gains, particularly in Northern and Southern Europe. The continued successful roll-out of centre-filled gum variants and the launch of our new longer-lasting technology under the Hollywood brand in France have been key factors behind this growth.

Our Americas businesses are having an outstanding year, with strong momentum across the region driven by gum category growth, share gains and innovation. For the year-to-date, our US gum share is up 300bps with Trident and Stride once again key drivers. Stride will be launched in Canada in early 2008. In Mexico, our year-to –date gum share is ahead by 70bps, reflecting the successful launch of Trident Splash.

Revenue momentum in Asia Pacific has strengthened since the third quarter, although conditions continue to be challenging in the Australian retail market for our confectionery business. Emerging markets are having a good year, driven by Malaysia and India, where the Diwali season has been extremely successful.
Outlook
Revenue momentum has been strong across our confectionery business in 2007 boosted by outstanding growth in US gum, a recovery in our UK chocolate business in the second half and successful pricing initiatives. Commodity costs have risen more sharply in the second half and while the benefits of recent pricing actions will not be seen until 2008, these cost increases are being partially offset by the operational leverage from our stronger revenue momentum.

As a result, we are raising our confectionery revenue and margin guidance for 2007. We now expect like-for-like confectionery revenue growth for the full year to be above the top end of our 4% — 6% goal range and underlying confectionery margins to be modestly ahead at constant exchange rates and before business improvement costs. Acquisitions and disposals are expected to be marginally dilutive to margins.

While the economic outlook is uncertain, we look forward to 2008 with confidence. Our strong revenue momentum is being driven by the sustained investment in growth and capabilities in recent years and we are making good progress on our cost reduction initiatives. As previously indicated, commodity input costs are expected to be 5% — 6% higher in 2008 and we will seek to offset these increases through further price rises.

AMERICAS BEVERAGES

Trading Performance
In Americas Beverages, revenue momentum has been good in 2007 despite the challenging market conditions in the US CSD market. The performance of the US market has improved in recent months and our share of the CSD category is ahead. In CSDs, key features of this performance have been continued growth in our core flavour brands (Sunkist, A&W, 7 UP and Canada Dry) and an improved performance from regular and diet Dr Pepper. In non-CSDs, performance has been boosted by the successful launch of Snapple super premium teas. As previously indicated, the national launch of our new sports drink brand Accelerade has been disappointing with losses arising from the launch expected to be around £30 million in 2007. We have decided to focus on a narrower range of outlets going forward and do not expect to incur further losses. Results from our Mexico business have been adversely impacted by poor weather and increased competitive activity.

Outlook
In 2007, given the good revenue momentum, we expect Americas Beverages like-for-like revenue growth to be between 4% and 5%. The business remains on track to make modest year-on-year progress in underlying operating profit at constant exchange rates. Margins will be diluted by the consolidation of bottling acquisitions and the investment in the launch of Accelerade.

In 2008, given the recent further rise in oil prices, we now expect Americas Beverages’ commodity cost increases to be at the upper end of the 5% — 6% range previously indicated. As we announced in October, we expect the lost contribution from the termination of the Glaceau contract to be around £20 million in 2008. Management have made significant progress implementing the cost reduction programme announced in October and are on track to deliver the £35 million benefit in 2008.

UPDATE ON SEPARATION

On 10 October, we announced we were focusing on a demerger of Americas Beverages and on 13 November an initial Form 10 Registration document was filed with the US Securities and Exchange Commission (SEC).

The separation process remains on track and we are today announcing that the business is being renamed Dr Pepper Snapple Group Inc. (DPSG). Revised versions of the Form 10 reflecting additional information, including DPSG’s third quarter and full year 2007 results under US GAAP and information related to the demerger, are expected to be filed from early 2008 onwards. A final Form 10 will be filed with the SEC and sent to shareowners before the demerger becomes effective.

FINANCIAL ITEMS

Non-Underlying Items
Non-underlying items in 2007 will include:

•	Restructuring charges of around £170 million in confectionery, primarily reflecting our Vision into Action cost reduction initiatives, and around £50 million in Americas Beverages. Americas Beverages’ restructuring includes around £10 million relating to the integration of bottling acquisitions.

•	A receipt in respect of the termination of Americas Beverages’ distribution agreements for Glaceau products. The agreement was terminated with effect from 2 November 2007 following the acquisition of Energy Brands by Coca Cola. We expect to receive a total payment of approximately £45 million for this termination, of which approximately £35 million will be recorded as a non-underlying profit in 2007.

Technical Guidance

As announced on 10 October, in view of the demerger timescale we will be reporting Americas Beverages’ results as part of continuing operations for the year ending 31 December 2007. A re-presentation of the interim results was provided in our Interim Management Statement on 10 October and can be found on our website www.cadburyschweppes.com

Capital spend for 2007 will be around £350 million in confectionery and £100 million in Americas Beverages reflecting initial investment in support of our Vision into Action initiatives in confectionery and the integration of bottling acquisitions in Americas Beverages.

Recent acquisitions coupled with credit market volatility have increased the cost of our short term borrowing and are expected to result in higher interest costs in the second half than in the first half. For the full year, we expect the underlying net interest rate to be around of around 5.5%.

Over 80% of our revenues and profits are generated outside the United Kingdom. As previously indicated, assuming no change from current levels, movements in exchange rates, (primarily the US Dollar, Canadian Dollar and Mexican Peso) are expected to reduce our overall reported earnings by around 6% in 2007. The impact on confectionery and Americas Beverages’ profits will be around 4% and 8% respectively.

TELECONFERENCE CALLS

A teleconference for analysts and investors will take place at 9.00am (GMT) today, 10.00am (central Europe).

Conference telephone number:	+44 (0)20 7806 1956 (UK) +1 718 354 1389 (US)
Replay Details	+44 (0)20 7806 1970 (UK) +1 718 354 1112 (US)
Replay Pass code	9094200#

A further teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Conference telephone number	+44 (0)20 7806 1956 (UK) +1 718 354 1388 (US)
Replay Details	+44 (0)20 7806 1970 (UK) +1 718 354 1112 (US)
Replay Pass code	7160794#

NEXT EVENTS
Forthcoming Group announcements/events are listed below:

19 February 2008	Announcement of 2007 Preliminary Results

Ends

ENQUIRIES

Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Markets	+44 20 7830 5124
Sally Jones Mary Jackets Charles King
Media
Cadbury Schweppes	+44 20 7830 5011
Katie Bolton
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

FORWARD LOOKING STATEMENTS
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or CSAB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

NOTES

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins;

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%;

•	Total confectionery share gain;

•	Mid teens trading margin by 2011;

•	Strong dividend growth;

•	Efficient balance sheet; and

•	Growth in return on invested capital.

Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:

•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India, Russia and Turkey. Together, these 12 focus markets represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers and 3 trade channels. Together, these customers account for over 50% of our revenues.